Actuate Therapeutics, Inc.
1751 River Run, Suite 400

Fort Worth, TX 76107

July 17, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Eric Attalah, Kevin Kuhar, Jessica Dickerson and Tim Buchmiller

Re:	Actuate Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-279734

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 15, 2024, in which we requested the acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) for July 17, 2024 at 4:30 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Janet Spreen of Baker & Hostetler LLP, counsel to the Company, at (216) 861-7564.

Very truly yours,

Actuate Therapeutics, Inc.

By:	/s/ Daniel M. Schmitt
Daniel M. Schmitt
President and Chief Executive Officer